Exhibit 99.1

NEWS RELEASE

Thomson Reuters Announces Planned CFO Transition

TORONTO, March 2, 2026 - Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, today announced that Mike Eastwood, Chief Financial Officer, will retire from the role following a planned transition. Mr. Eastwood will become Chairman of the Board of the Thomson Reuters Foundation, succeeding Jim Smith, who previously served as President and CEO of Thomson Reuters. Mr. Eastwood will also continue to support the company as advisor to President and CEO, Steve Hasker.

Gary E. Bischoping, Jr., will join the company on April 13, 2026, and will succeed Eastwood as Chief Financial Officer on May 8, 2026.

“Mike has been a principled and trusted leader for Thomson Reuters, guiding the company through a period of meaningful transformation,” said Mr. Hasker. “He strengthened our financial foundation, sharpened our strategic focus, and helped position the company for long term growth. I’m grateful he will continue to advise me and expand his leadership through the Thomson Reuters Foundation.”

Mr. Bischoping brings more than 30 years of global finance leadership experience. His most recent role was as a Partner at Hellman & Friedman, where he led the firm’s Finance Center of Excellence, working with portfolio company leadership teams to strengthen financial operations and governance. Prior to that, he held Chief Financial Officer roles at Finastra and Varian Medical Systems and spent more than 17 years at Dell Technologies in senior finance leadership roles, including divisional CFO and Treasurer.

“Gary is a proven finance leader with deep experience across global organizations. He brings the right combination of financial rigor, strategic insight, and operational leadership to guide Thomson Reuters through its next chapter — including the opportunities ahead in the AI era,” Mr. Hasker added.

As part of the transition, both Mr. Eastwood and Mr. Bischoping will participate in the company’s first quarter earnings call on May 5, 2026.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world-leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Mr. Hasker’s comments. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Contacts

MEDIA

Samina Ansari

Director, Corporate Affairs

+1 44 778 852 9542

samina.ansari@tr.com

INVESTORS

Gary E. Bisbee

Head of Investor Relations

+1.646.540.3249

gary.bisbee@thomsonreuters.com